Exhibit 99.1

ASX ANNOUNCEMENT

5 June 2023

KAZIA EXPANDS BOARD OF DIRECTORS WITH APPOINTMENT OF EBRU DAVIDSON

Ms Ebru Davidson appointed as a Non-Executive Director

Sydney, 5th June 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, announced that Ms Ebru Davidson has been appointed to the Board of Kazia effective today.

Kazia’s Chairman, Iain Ross said:

“We are delighted Ebru has agreed to join the Kazia Board. As part of its ongoing renewal and succession planning, the Board is committed to ensuring an appropriate mix of skills, knowledge, and diversity. Ms. Davidson’s extensive expertise and ability to provide sound governance insights on corporate legal strategy and risk management will further strengthen and complement the current Board members.”

Ebru is a highly experienced corporate lawyer and is currently the General Counsel for QBiotics Group Limited, an unlisted public Australian life sciences company that discovers and develops pharmaceuticals derived from nature to address unmet medical needs in humans and companion animals. As a former partner at Thomson Geer Lawyers, Ebru brings over 14 years’ experience in equity capital markets, private and public mergers and acquisitions, corporate transactions and corporate governance. She also has extensive experience in advising listed and unlisted entities on compliance and regulatory matters working closely with the Australian Securities and Investment Commission and Australian Securities Exchange.

Ms. Davidson holds a Bachelor of Science degree from the University of Melbourne, a Juris Doctor (Honours) from Bond University. Ebru is an Associate Member of the Governance Institute of Australia having completed a Graduate Diploma of Applied Corporate Governance.

Ebru’s Appendix 3X (Initial Director’s Interest Notice) is attached to this announcement.

Media Enquiries

Jane Lowe

IR Department

Tel: +61 411 117 774

Email: jane.lowe@irdepartment.com.au

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed phase II study in glioblastoma reported promising signals of efficacy in 2021, and a pivotal study for registration, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by Iain Ross, Chairman & Director.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, and Kazia’s strategy and plans with respect to its programs, including paxalisib. Such statements are based on Kazia’s expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, risks related to Kazia’s executive leadership changes, and the related to the impact of global economic conditions, including disruptions in the banking industry. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity: Kazia Therapeutics Limited (ASX: KZA)
ACN: 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ebru Davidson
Date of appointment	5 June 2023

Part 1—Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

  Number & class of securities

  Nil

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A	Number & class of Securities Nil

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002